EXHIBIT 99.1
China Hydroelectric Corporation Announces
Fiscal 2009 and First Quarter 2010 Results
NEW YORK, May 12 /PRNewswire-Asia-FirstCall/ — China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”), an owner and operator of small hydroelectric power projects in the People’s Republic of China (“PRC”), today announced its financial results for the fiscal year ended December 31, 2009 and for the first quarter ended March 31, 2010.
The Company completed a number of acquisitions of operating hydroelectric power projects and commissioned certain additional hydroelectric power projects during the year ended December 31, 2008 and 2009. Comparability of the Company’s results of operations from one period to another and its financial condition as at the end of two comparable periods may be difficult due to the impact of those newly acquired or commissioned hydroelectric power projects.
Fiscal Year 2009 Financial and Operating Highlights
•	Aggregate installed capacity increased by 39% to 376.6 megawatts (“MW”) in 2009 compared to 271.0 MW in 2008, primarily due to the completion of construction of the Zhougongyuan I, II and III hydroelectric power projects (53.6 MW) in April 2009, the acquisition of the Ruiyang hydroelectric power project (32.0 MW) in August 2009, and the completion of construction of the Binglangjiang II hydroelectric power project (20.0 MW) in September 2009.

•	Total revenues increased by 146% to $36.2 million in 2009, compared to $14.7 million in 2008.

•	Gross profit increased by 118% to $19.0 million in 2009 compared to $8.7 million in 2008.

•	Operating income increased by 421% to $9.9 million in 2009, compared to $1.9 million in 2008.

•	Adjusted EBITDA (non GAAP), defined in this announcement as earnings before interest, taxes, depreciation and amortization and excluding certain non-cash charges, including exchange loss, change in fair value of derivative financial liabilities and warrant liability, increased by 242% to $22.2 million in 2009, compared to $6.5 million in 2008.

•	Net loss attributable to ordinary and preferred shareholders was $19.4 million, compared to $4.0 million net loss in 2008. The 2009 net loss includes a loss of $13.8 million due to the change in fair value of derivative financial liabilities and warrant liability.
First Quarter 2010 Financial and Operating Highlights
•	Aggregate installed capacity increased to 376.6 MW in the first quarter of 2010 compared to 271.0 MW in the first quarter of 2009, primarily due to the completion of the Zhougongyuan and Binglangjiang II projects and the acquisition of the Ruiyang project.

•	Total revenues increased by 243% to $15.8 million in the first quarter of 2010 compared to $4.6 million in the first quarter of 2009.

•	Gross profit increased by 483% to $10.5 million in the first quarter of 2010 compared to $1.8 million in the first quarter of 2009.

•	Adjusted EBITDA, as defined above, increased by 339% to $10.1 million in the first quarter of 2010 compared to $2.3 million in the first quarter of 2009.

•	Operating income was $6.3 million in the first quarter of 2010, compared to $67,000 in the first quarter of 2009.

•	Net income attributable to ordinary and preferred shareholders, was $2.4 million in the first quarter of 2010, compared to a $2.2 million net loss in the first quarter of 2009.
Mr. John D. Kuhns, Chief Executive Officer and Chairman of the Board of Directors of China Hydroelectric, said, “2009 was an important year for the Company, with significant asset, revenues and personnel growth and prudent cost management providing the platform for our initial public offering in January 2010.
The first quarter of 2010 saw extraordinary rainfall in most of our catchment areas, producing excellent runoff and a high level of reservoir storage at many of our projects. This bodes well for our operations for future quarters. During the balance of 2010, based on anticipated good financial performance from abundant water, as well as the proceeds from the Company’s IPO and the loan framework arrangement we have entered with the Bank of China’s Fujian Branch, we expect to continue to expand our portfolio of operating projects, and to also study the acquisition of other projects which are either under construction or in development.”

Fiscal Year 2009 Results
Total Revenues
Total revenues net of value added taxes for the year ended December 31 2009 were $36.2 million, an increase of 146%, or $21.5 million, compared to $14.7 million for the year ended December 31, 2008. The Company sold 798.9 million kilowatt hours (“kWh”) of electricity in 2009, an increase of 139% from 334.0 million kWh in 2008. The revenue increase was primarily due to a full year revenue contribution from the Banzhu (45.0 MW), Wangkeng (40.0 MW), Yuanping (16.0 MW) and Yuheng (30.0 MW) hydroelectric power projects we acquired in October 2008. The revenue increase also resulted from the commencement of production at the Zhonggongyuan I, II and III (53.6 MW) hydroelectric power projects in April 2009, Binglangjiang II (20.0 MW) power plant in September 2009, and the acquisition of the Ruiyang project (32.0 MW) in August 2009. Beginning in August 2009, the remaining 50% of Shapulong (25.0 MW) was acquired and consolidated. Prior to full consolidation, Shapulong was accounted for under the equity method. The total revenue increase was partially offset by the lower revenues from the hydroelectric power projects in Zhejiang and Fujian provinces due to the lower than average precipitation in 2009 and lower revenues from the Liyuan hydroelectric power project which underwent repairs during the first half of 2009.
The effective tariff calculated by dividing revenues, before Value Added Tax, or VAT, in RMB, (Renminbi), the functional currency of the hydroelectric power projects, by the amount of electricity sold, was RMB 0.34 per kWh in 2009. This was an increase of 3% compared to RMB 0.33 per kWh in 2008. The increase was mainly due to increased revenue contribution in 2009 from the Company’s Zhejiang and Fujian projects which have higher tariff than the Company’s existing projects in Yunnan and Sichuan provinces.
The effective utilization rate, calculated as the quantity of electricity actually sold divided by theoretical quantities of electricity which could be generated from the Company’s hydroelectric power projects, was 31% in 2009, compared to 29% in 2008.
Cost of Revenues
Cost of revenues, which includes the operating costs at the hydroelectric power projects, was $17.2 million in 2009, an increase of 187% or $11.2 million from $6.0 million in 2008. The increase in cost of revenues was primarily due to the increased number of operating hydroelectric power projects the Company operated during 2009 as a result of the completion of the Zhougongyuan, Binglangjiang II as well as the acquisition of the Ruiyang project.
As a percentage of revenues, the cost of revenues was 48% in 2009, compared to 41% in 2008. This increase of cost of revenues as a percentage of revenues in 2009 was primarily attributable to the ramp-up costs at the Company’s newly commissioned Zhougongyuan and Binglangjiang II projects as well as lower revenue contribution from the Zhejiang and Fujian projects due to lower than average rainfall in those regions during 2009. Additionally, the increase was attributable to the lower revenues generated from the Liyuan project which underwent repairs in the first half of 2009.
Gross Profit and Margin
Gross profit in 2009 was $19.0 million, an increase of $10.3 million or 118% from $8.7 million in 2008. The increase in the gross profit was primarily due to the revenue contribution from new acquisitions and newly completed projects. Gross margin for 2009 was 52%, compared to 59% in 2008. The slight decrease in the gross margin was primarily caused by the ramp-up costs at the Company’s newly commissioned Zhougongyuan and Binglangjiang II projects as well as lower revenue contribution from the Zhejiang and Fujian projects due to lower than average rainfall in those regions during 2009.
In addition, the decrease was partly attributable to the lower revenues generated from the Liyuan project which underwent repairs in the first half of 2009.
General and Administrative Expenses
The Company’s operating expenses consist of general and administrative expenses at the Company’s corporate as well as regional offices. The Company’s general and administrative expenses were $9.1 million in 2009, an increase of 34%, or $2.3 million, from $6.8 million in 2008, primarily due to an increase in the number of the Company’s employees as a result of the acquisition and the resulting increase of the cost of employee salaries and benefits, an increase in the employee stock option expenses and an increase in acquisition related expenses.
As a percentage of revenues, general and administrative expenses in 2009 decreased to 25%, from 46% in 2008, primarily due to the increase in revenues resulting from the acquisition of the new projects and the completion of the under-construction projects in 2009.

Operating Income and Margin
Operating income was $9.9 million in 2009, compared to $1.9 million in 2008, primarily due to the increase in revenues as a result of the revenue contribution from the acquisitions as well as the newly commissioned projects in 2009 partly offset by higher cost of revenues and operating expenses as aforementioned. As a result, operating margin increased to 27% in 2009, from 13% in 2008.
EBITDA and EBITDA Margin
Adjusted EBITDA, as defined above, was $22.2 million in 2009, an increase of 242% over $6.5 million in 2008. Adjusted EBITDA margin, calculated by dividing Adjusted EBITDA by the revenues, increased to 61% in 2009 from 44% in 2008. The increase in Adjusted EBITDA and the Adjusted EBITDA margin were the results of the revenue contribution from the acquisitions and newly commissioned projects in 2009, partly offset by higher cost of revenues and operating expenses in 2009.
Interest Expense
Interest expense was $14.2 million in 2009, compared to $5.8 million in 2008, resulting from additional bank loans obtained in 2009 to support the Company’s operations and acquisitions and bank loans assumed by the Company in its 2008 and 2009 acquisitions.
Foreign Currency Exchange Loss
Foreign currency exchange loss was $23,000 in 2009, compared to $1.1 million in 2008. The change was due to few U.S. dollar denominated deposits in China in 2009, while there was a substantial number of deposits of dollars in China in 2008, in which period, RMB appreciated by 6% relative to the U.S. dollar, the Company’s reporting currency.
Loss From Change in Fair Value of Derivative Financial Liabilities and Warrant Liability
Loss from change in the fair value of derivative financial liabilities and warrant liability was $13.8 million in 2009, compared to the gain of $0.4 million in 2008. The change was related to a change in fair value related to the warrants issued to Morgan Joseph & Co. in January 2008 in connection with the issuance by the Company of $150.0 million of Series A convertible preferred shares. This change was due to the significant difference of the underlying common share price as of December 31, 2009, when the Company’s initial public offering was imminent, from that as of December 31, 2008, based on the evaluation of American Appraisal China Limited.
Income Tax Expense
Income tax expense was $1.5 million in 2009, compared to $0.4 million for 2008, primarily due to an increase of the deferred tax expenses.
Net Loss
As a result of the factors discussed above, net loss attributable to ordinary and preferred shareholders was $19.4 million in 2009, compared to $4.0 million in 2008. The net loss of $19.4 million in 2009 included the loss of $13.8 million related to the change of fair value of the warrants issued to Morgan Joseph & Co. in January 2008 as described above. Loss attributable to ordinary shareholders was $55.9 million in 2009, as a result of the accrued dividends of $34.6 million and the change in redemption value of $1.9 million related to the Company’s convertible redeemable preferred shares. Loss attributable to ordinary shareholders was $38.9 million in 2008, due to the accrued dividends of $20.2 million and change in redemption value of $14.7 million of the Company’s convertible redeemable preferred shares.
The basic and diluted loss per ordinary share, which was calculated based on the loss attributable to the ordinary shareholders, was $3.59 in 2009, compared to $2.50 in 2008. The number of weighted average shares outstanding used in the calculation was 15.5 million in 2009, compared to 15.6 million in 2008. Pro forma basic and diluted net loss per share was $0.16 in 2009 and $ 0.07 in 2008, assuming that the conversion of convertible and redeemable preferred shares occurred on January 1, 2009 and 2008 respectively based on the existing terms of the convertible redeemable preferred shares as of December 31, 2009 and December 31, 2008 respectively. Shares used in the pro forma basic and fully diluted net loss were 122.4 million shares in 2009 and 55.4 million shares in 2008.
Balance Sheets
Cash and cash equivalents were $31.6 million as of December 31, 2009, compared to $38.7 million as of December 31, 2008.
Net property, plant and equipment totaled $423.2 million as of December 31, 2009, compared to $365.2 million as of December 31, 2008.

Long term bank borrowings were $229.3 million as of December 31, 2009, an increase of $62.1 million, from $167.2 million as of December 31, 2008, primarily due to the new loans obtained by the projects in Zhejiang province as well as the assumption of bank loans held by companies acquired by the Company in 2009. The short term borrowings decreased by $1.7 million to $7.1 million as of December 31, 2009, from $8.8 million as of December 31, 2008, mainly due to the repayment of the short term loans by the hydroelectric power projects in Fujian province.
The First Quarter of 2010 Results
Total Revenues
Total revenues net of value added taxes for the quarter ended March 31 2010 were $15.8 million, an increase of 243%, or $11.2 million, compared to $4.6 million for the comparable period in 2009. The Company sold 315.5 million kWh of electricity in the first quarter of 2010, an increase of 210% from 101.8 million kWh in the comparable period in 2009. The increase in revenues was primarily attributable to the significant increase in electricity sold by certain of the Company’s existing projects as a result of higher than average rainfall in Zhejiang and Fujian provinces during a normally low water season during the first quarter of 2010 which generally represents a low water season for the Company. The actual precipitation was 120% and 100% of the long term average precipitation in Zhejiang and Fujian province respectively in the first quarter of 2010, compared to that of 100% and 50% respectively in the first quarter of 2009.
The effective tariff in the first quarter of 2010 was RMB0.37 per kWh, an increase of 9%, compared to RMB 0.34 per kWh in the first quarter of 2009. The increase mainly resulted from higher revenue contribution of the Company’s Zhejiang and Fujian projects which have higher tariffs than the Company’s Sichuan and Yunnan projects.
The average effective utilization rate was 39% in the first quarter of 2010, compared to 20% in the first quarter of 2009. The higher utilization was due to the above average precipitation in Zhejiang and Fujian provinces where our hydroelectric power projects generate over 90% of the electricity sold of the Company.
Cost of Revenues
Cost of revenues in the first quarter of 2010 was $5.3 million, an increase of 89%, or $2.5 million from $2.8 million in the first quarter of 2009. The increase in the cost of revenues was mainly due to the increased number of projects the Company operated during the first quarter of 2010 as compared to the comparable period in 2009.
As a percentage of revenues, the cost of revenues was 34% in the first quarter of 2010, compared to 61% in the first quarter of 2009. The decrease of the cost of revenues as percentage of revenues was because the percentage increase in revenue was much higher than the percentage increase in cost of revenues.
Gross Profit and Margin
Gross profit in the first quarter of 2010 was $10.5 million, an increase of $8.7 million from $1.8 million in the comparable period in 2009 due to the higher revenues from the Company’s existing operating projects and revenue contribution from the completed projects in 2009. Gross margin for the first quarter of 2010 was 66%, compared to 39% for the comparable period in 2009. The increase in gross margin was primarily attributable to high gross margin for the existing projects in Yunnan, Fujian and Zhejiang provinces during the first quarter of 2010.
General and Administrative Expenses
General and administrative expenses for the first quarter 2010 were $4.3 million, an increase of 153%, or $2.6 million, from $1.7 million in the first quarter of 2009, primarily due to the increase in the cost of employee salaries and benefits, the increase in employee stock option expenses and the increase in the professional fees.
As a percentage of revenues, general and administrative expenses in the first quarter of 2010 were 27%, a decrease of 10% from that of 37% in the comparable period in 2009.
Operating Income and Margin
Due to the foregoing factors, operating income in the first quarter of 2010 was $6.3 million, compared to $67,000 in the comparable period in 2009. Operating margin was 40%, compared to 1% in the first quarter of 2009, primarily due to the higher profit margin contribution from the existing projects in Zhejiang and Fujian provinces, and the contribution from the acquired projects in 2009, partly offset by the lower profit margin of the projects in Sichuan and Yunnan provinces.
Adjusted EBITDA and EBITDA Margin
Adjusted EBITDA, as defined above, was $10.1 million, an increase of 339% over $2.3 million in 2009. Adjusted EBITDA margin increased to 64% in the first quarter of 2010 from 50% during the comparable period in 2009.
Interest Expense
Interest expense for the first quarter of 2010 was $3.7 million, compared to $2.7 million in the comparable period in 2009, due to additional bank loans obtained in 2009 to support the Company’s operations and acquisitions and bank loans assumed by the Company in connection with its acquisitions.
Foreign Currency Exchange Loss
Foreign currency exchange loss was $10,000 for the first quarter of 2010, compared to $4,000 for the comparable period in 2009.
Loss From Change in Fair Value of Derivative Financial Liabilities and Warrant Liability
Gain from change in the fair value of derivative financial liabilities and warrant liability was $0.4 million in the first quarter of 2010, compared to the loss of $0.2 million in the comparable period in 2009. The change was related to the fair value fluctuation of the warrants issued to Morgan Joseph & Co. in January 2008, exercisable for the purchase of the Series A convertible redeemable preferred shares.
Income Tax Expense (Benefit)
Income tax expense was $1.1 million in the first quarter of 2010, compared to the income tax benefit of $0.4 million for the comparable period in 2009.
Net Income (Loss)
As a result of the factors discussed above, net income attributable to ordinary and preferred shareholders, was $2.4 million in the first quarter of 2010, compared to $2.2 million of net loss in the comparable period in 2009. As the results of accrued dividends of $3.6 million for preferred shares in January, and the beneficiary conversion features of $12.3 million, whose fair value was recognized due to the Company’s initial public offering in January of 2010 during which all of the Company’s convertible preferred shares were converted into the Company’s ordinary shares at the respective discount to the IPO price, net loss attributable to ordinary shareholders was $13.5 million, compared to net loss of 9.6 million for the comparable period in 2009.
As a result, basic and diluted net loss per ordinary share was $0.12 for the first quarter of 2010, compared to $0.62 for the comparable period of 2009. Weighted average shares used in the earning per share calculation were 112.6 million shares for first quarter of 2010 and 15.5 million shares for the first quarter of 2009.
Basic and diluted loss per ADS, each of which represents three ordinary shares, was $0.36 for the first quarter of 2010.
Pro forma basic and fully diluted income per ordinary share were $0.02 and $0.01 respectively for the first quarter in 2010, as compared to basic and diluted loss per share of $ 0.04 in the comparable period in 2009. the number of ordinary shares used in the pro forma basic and diluted calculation for the first quarter 2010 was 153.3 million and 210.4 million respectively, assuming that as of January 1, 2010, all the convertible redeemable preferred shares had converted into ordinary shares based on the existing terms of the convertible redeemable preferred shares as of January 28, 2010, the initial public offering had occurred on January 1, 2010, and the warrants and options converted to ordinary shares on January 1, 2010 based on the conversion price stated in their agreements. The number of ordinary shares used in the pro forma calculation of for the first quarter 2009 was 58.3 million, assuming the conversion of convertible redeemable preferred shares to ordinary shares had occurred on January 1, 2009, based on the existing terms of the convertible redeemable preferred shares as of March 31, 2009.
Pro forma basic and fully diluted earnings per ADS for the first quarter of 2010 were $0.05 and $0.03 respectively. Basic and fully diluted ADS used in the calculation were 51.1 million and 70.1 million respectively, based on the conversion of three ordinary shares to one ADS.

Balance Sheets
Cash and cash equivalents were $120.6 million as of March 31, 2010, compared to $31.6 million as of December 31, 2009. The increase in cash balance was mainly due to the Company’s cash proceeds from the Company’s IPO in January 2010.
Net property, plant and equipment was $429.0 million as of March 31, 2010, compared to $423.2 million as of December 31, 2009.
Long term bank borrowings were $ 227.7 million as of March 31, 2010, a decrease of $1.6 million, compared to $229.3 million as of December 31, 2009, mainly due to the repayment of the long term loan in the Wuliting hydroelectric power project. The short term borrowings increased by $15.8 million to $22.9 million as of March 31, 2010, from $7.1 million as of December 31, 2009, mainly resulting from the short term loan borrowing by the hydroelectric power projects in Fujian province.
Business Outlook for Full Year 2010
Regarding ongoing operations, based on high year-to-date precipitation, ample reservoir levels and excellent facility availability, we expect during 2010 to generate electricity from the Company’s existing operating hydroelectric projects at the high range of their potential, a level considerably above long term annual average.
Regarding incremental acquisition, construction and development activity, assuming we close on the Company’s previously announced project acquisitions, the Company’s total installed generating capacity is expected to increase from 397 MW to 610 MW. During the remainder of 2010, we intend to add incremental capacity in all modes—operating, under construction and in development—subject to the availability of debt and equity capital.
Currency Conversion
Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB 6.8282 to US $1.00, the Bank of China Middle Rate as of December 31, 2009 and RMB 6.8263 to US $1.00, the Bank of China Middle rate of March 31, 2009. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate.
Conference Call
China Hydroelectric will host a conference call at 5:00 am (Pacific) /8:00 am (Eastern) / 8:00 pm (Beijing/Hong Kong) on Thursday, May 13, 2010 to discuss its fiscal 2009 and first quarter 2010 financial results and recent business activities. To access the live teleconference, please dial (US) +1-877-941-4778 or International + 1-480-629-9763, and enter pass code 4298678.
A replay of the conference call will be available from 11:00 am (Eastern) on May 13, 2010 to 11:59pm (Eastern) on May 27, 2010, by dialing (US)+1-800-406-7325 or (International) +1-303-590-3030 and entering the pass code 4298678.
About China Hydroelectric
China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”) is an owner and operator of small hydroelectric power projects in the People’s Republic of China. Led by an international management team, the Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects in China. China produces approximately 22% of its total energy from hydroelectric energy. The Company currently owns twelve operating hydroelectric power projects in China with total installed capacity of 396.0 MW. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan.
Cautionary Note Regarding Forward-looking Statements
Statements contained herein that address operating results, performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-looking statements include, among other things, statements relating to the Company’s business strategies and plan of operations, the Company’s ability to acquire hydroelectric assets, the Company’s capital expenditure and funding plans, the Company’s operations and business prospects, projects under development, construction or planning and the regulatory environment. The forward-looking statements are based on the

Company’s current expectations and involve a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control, which may cause actual results, performance or achievements to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the factors that could cause actual results to materially differ include: supply and demand changes in the electric markets, changes in electricity tariffs, hydrological conditions, the Company’s relationship with and other conditions affecting the power grids we service, the Company’s production and transmission capabilities, availability of sufficient and reliable transmission resources, our plans and objectives for future operations and expansion or consolidation, interest rate and exchange rate changes, the effectiveness of the Company’s cost-control measures, the Company’s liquidity and financial condition, environmental laws and changes in political, economic, legal and social conditions in China, and other factors affecting the Company’s operations that are set forth in the Company’s Prospectus dated January 25, 2010 and filed with the Securities and Exchange Commission (the “SEC”) and in the Company’s future filings with the SEC. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise
Notes to Unaudited Financial Information
This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this unaudited financial information.
About non-GAAP Financial Measures
To supplement China Hydroelectric consolidated financial results presented in accordance with GAAP, China Hydroelectric uses Adjusted EBITDA and Adjusted EBITDA Margin defined as non-GAAP financial measures by the SEC. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Adjusted EBITDA and Adjusted EBITDA Margin Measures” below. Non-GAAP financial measures also include pro forma basic and fully diluted net earnings (loss) attributable to ordinary shareholders per share and ADS, respectively, for the first quarter of 2010. For more information on these non-GAAP financial measures, please see Note 1 and Note 2 of the unaudited condensed consolidated statements of operations for the quarter ended March 31, 2010.
China Hydroelectric believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses that may not be indicative of its operating performance and financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to China Hydroelectric historical performance and liquidity. China Hydroelectric has computed its non-GAAP financial measures using the same consistent method as in the registration statement for its initial public offering and the prospectus included therein. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that they exclude certain charges that have been and may continue to be for the foreseeable future significant expenses in the Company’s results of operations.
For further information, please contact:
Company:
Mary Fellows, EVP and Secretary
China Hydroelectric Corporation
Phone: +1-860-435-7000
Email: mfellows@chinahydroelectric.com
Investor Relations:
Scott Powell
HC International, Inc.
Phone: +1-917-721-9480
Email: scott.powell@hcinternational.net

CHINA HYDROELECTRIC CORPORATION
Condensed Consolidated Statements of Operations
(In US$ 000’s, except for share and per share data)

	For the Year Ended	For the Year Ended
	December 31, 2008	December 31, 2009
	Audited	Unaudited
Revenues	14,715	36,175
Cost of revenues	(6,025)	(17,183)

Gross profit	8,690	18,992

Operating expenses:
General and administrative expenses	(6,761)	(9,099)
Total operating expenses	(6,761)	(9,099)

Operating income	1,929	9,893

Interest income	1,340	510
Interest expenses	(5,847)	(14,228)
Change in fair value of derivative financial liabilities and warrant liability	420	(13,793)
Exchange loss	(1,067)	(23)
Share of losses in an equity investee	(503)	(70)
Other income, net	144	(225)

Loss before income tax expenses	(3,584)	(17,936)
Income tax expenses	(444)	(1,492)

Consolidated net loss	(4,028)	(19,428)
Less:
Net loss attributable to noncontrolling interests	41	32

Net loss attributable to China Hydroelectric Corporation shareholders	(3,987)	(19,396)
Less:
Cumulative dividends on Series A convertible redeemable preferred shares	(14,680)	(19,836)
Cumulative dividends on Series B convertible redeemable preferred shares	(5,531)	(14,412)
Cumulative dividends on Series C convertible redeemable preferred shares	—	(356)
Changes in redemption value of Series A convertible redeemable preferred shares	(10,569)	—
Changes in redemption value of Series B convertible redeemable preferred shares	(4,134)	—
Changes in redemption value of Series C convertible redeemable preferred shares	—	(1,872)

Loss attributable to ordinary shareholders	(38,901)	(55,872)

Basic and diluted net loss attributable to ordinary shareholders per share	(2.50)	(3.59)

Weighted average ordinary shares used in basic and diluted net loss attributable to ordinary shareholders per share computation	15,554,416	15,541,666

Pro forma basic and diluted net loss attributable to ordinary shareholders per share on an as converted basis	(0.07)	(0.16)

Shares used in pro forma basic and diluted net loss attributable to ordinary shareholders per share computation (Note 1)	55,415,130	122,427,137

Note 1:	On January 23, July 24, August 15, 2008, and October 27, 2009, the Company issued convertible redeemable preferred shares, which will be converted automatically into ordinary shares upon the completion of IPO. This calculation assumed that the conversion had occurred on January 1, 2008 and 2009 respectively, based on existing terms of the convertible redeemable preferred shares as of December 31, 2008 and December 31, 2009.

CHINA HYDROELECTRIC CORPORATION
Condensed Consolidated Balance Sheets
(In US$ 000’s)

	As of December 31,	As of December 31
	2008	2009
	Audited	Unaudited
ASSETS
Current Assets:
Cash and cash equivalents	38,693	31,618
Accounts receivable (net of allowance for doubtful accounts of US$ nil as of December 31, 2008 and 2009)	3,137	8,434
Deferred tax assets	1,166	489
Amounts due from related parties	13	—
Amounts due from an equity investee	4,534	—
Prepayments and other current assets	9,437	4,582

Total current assets	56,980	45,123

Non-current Assets:
Investment in an equity investee	4,295	—
Deferred initial public offering costs	6,032	12,774
Property, plant and equipment, net	365,190	423,200
Intangible assets, net	3,666	4,513
Goodwill	96,533	107,824
Deferred tax assets	—	1,231
Other non-current assets	872	399

Total non-current assets	476,588	549,941

TOTAL ASSETS	533,568	595,064

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	6,259	1,305
Short-term loans	8,781	7,098
Current portion of long-term loans	29,037	56,809
Warrant liability	540	14,333
Amounts due to related parties	242	242
Amounts due to an equity investee	2	—
Deferred tax liabilities	—	1
Accrued expenses and other current liabilities	32,424	22,704

Total current liabilities	77,285	102,492

Non-current Liabilities:
Long-term loans	138,133	172,469
Deferred tax liabilities	13,415	18,805
Other non-current liabilities	568	104

Total non-current liabilities	152,116	191,378

Total liabilities	229,401	293,870

	As of December 31,	As of December 31
	2008	2009
	Audited	Unaudited
Convertible redeemable preferred shares Series A (par value US$0.001 per share; 2,500,000 shares authorized; 152,193 shares issued and outstanding as of December 31, 2008 and 2009)	164,705	184,541

Series B (par value US$0.001 per share; 2,500,000 shares authorized; 129,000 shares issued and outstanding as of December 31, 2008 and 2009)	134,531	148,943

Series C (par value US$0.001 per share; 1,000,000 shares authorized; nil and 20,000 shares issued and outstanding as of December 31, 2008 and 2009)	—	20,356

Shareholders’ equity
Ordinary shares (par value US$0.001 per share, 130,000,000 shares authorized; 15,541,666 shares issued and outstanding as of December 31, 2008 and 2009)	16	16
Additional paid-in capital	38,241	36,251
Accumulated other comprehensive income	10,819	11,065
Accumulated deficit	(44,895)	(100,767)

Total China Hydroelectric Corporation Shareholders’ equity (deficit)	4,181	(53,435)

Noncontrolling interests	750	789

Total shareholders’ equity	4,931	(52,646)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	533,568	595,064

CHINA HYDROELECTRIC CORPORATION
Adjusted EBITDA and Adjusted EBITDA Margin Measures

	For the year ended December 31,
	2008 Unaudited	2009 Unaudited
Net loss	(3,987)	(19,396)
Interest expenses, net	4,507	13,695
Other non cash charges, including exchange loss, change in fair value of derivative financial liabilities and warrant liability	647	13,816
Income tax expenses	444	1,492
Depreciation of property, plant and equipment	4,755	12,399
Amortization of intangible assets	108	182

EBITDA, as adjusted	6,474	22,188

Revenue	14,715	36,175

EBITDA Margin, as adjusted	44%	61%

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization and certain non-cash charges including exchange loss, change in fair value of derivatives financial liabilities and warrant liability. We believe that EBITDA is widely used by other companies in the power industry and may be used by investors as a measure of the Company’s financial performance. Given the significant investments that we have made in net property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of the Company’s cost structure. We believe that EBITDA will provide a useful tool for comparability between periods because it eliminates depreciation and amortization expenses attributable to capital expenditures and business acquisitions. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

CHINA HYDROELECTRIC CORPORATION
Unaudited Condensed Consolidated Statements of Operations
(In US$ 000’s, except for share and per share data)

	Quarter Ended	Quarter Ended
	March 31,	March 31,
	2009	2010
Revenues	4,593	15,821
Cost of revenues	(2,791)	(5,278)

Gross profit	1,802	10,543

Operating expenses:
General and administrative expenses	(1,735)	(4,272)
Total operating expenses	(1,735)	(4,272)

Operating income	67	6,271

Interest income	219	483
Interest expenses	(2,720)	(3,674)
Change in fair value of derivative financial liabilities and warrant liability	(179)	365
Exchange loss	(4)	(10)
Share of losses in an equity investee	(150)	—
Other income, net	0	18

Loss before income tax expenses	(2,767)	3,453
Income tax benefits (expenses)	427	(1,055)

Consolidated net income (loss)	(2,340)	2,398
Less:
Net (income) loss attributable to noncontrolling interests	94	(43)

Net income (loss) attributable to China Hydroelectric Corporation shareholders	(2,246)	2,355
Less:
Cumulative dividends on Series A convertible redeemable preferred shares	(4,012)	(1,989)
Cumulative dividends on Series B convertible redeemable preferred shares	(3,329)	(1,412)
Cumulative dividends on Series C convertible redeemable preferred shares	—	(162)
Beneficial conversion feature on Series A convertible redeemable preferred shares	—	(6,990)
Beneficial conversion feature on Series B convertible redeemable preferred shares		(5,040)
Beneficial conversion feature on Series C convertible redeemable preferred shares	—	(222)

Loss attributable to ordinary shareholders	(9,587)	(13,460)

Basic and diluted net loss attributable to ordinary shareholders per share	(0.62)	(0.12)

Weighted average ordinary shares used in basic and diluted net loss attributable to ordinary shareholders per share computation	15,541,666	112,569,361

Pro forma basic net earnings (loss) attributable to ordinary shareholders per share	(0.04)	0.02

Shares used in pro forma basic net earnings (loss) attributable to ordinary shareholders per share computation (Note 1)	58,289,666	153,295,516

Pro forma fully diluted net earnings (loss) attributable to ordinary shareholders per share	(0.04)	0.01

	Quarter Ended	Quarter Ended
	March 31,	March 31,
	2009	2010
Shares used in Pro forma fully diluted net earnings attributable to ordinary shareholders per share computation (Note 2)	58,289,666	210,440,081

Pro forma basic net earnings attributable to ordinary shareholders per ADS	N/A	0.05

Shares used in Pro forma basic net earnings attributable to ordinary shareholders per ADS computation (Note 3)	N/A	51,098,505

Pro forma fully diluted net earnings attributable to ordinary shareholders per ADS	N/A	0.03

Shares used in Pro forma fully diluted net earnings attributable to ordinary shareholders per ADS computation (Note 4)	N/A	70,146,694

Note 1:	The shares for the first quarter of 2010 were calculated assuming that i) all the outstanding convertible redeemable preferred shares as of January 28, 2010 were converted into ordinary shares on January 1, 2010, based on the existing terms of the convertible redeemable preferred shares as of January 28, 2010; and ii) the initial public offering had occurred on January 1, 2010. The shares for the first quarter of 2009 were calculated assuming that all the outstanding convertible redeemable preferred shares were converted into ordinary shares on January 1, 2009, based on the existing terms of the convertible redeemable preferred shares as of March 31, 2009.

Note 2:	The shares for the first quarter of 2010 were calculated assuming that i) all the outstanding convertible redeemable preferred shares as of January 28, 2010 were converted into ordinary shares on January 1, 2010, based on the existing terms of the convertible redeemable preferred shares as of January 28, 2010; ii) the initial public offering had occurred on January 1, 2010; and iii) all the warrants and options were converted to ordinary shares based on the existing conversion price stated in their respective agreements. The shares for the first quarter of 2009 were calculated assuming that all the outstanding convertible redeemable preferred shares were converted into ordinary shares as of January 1, 2009, based on the existing terms of the convertible redeemable preferred shares as of March 31, 2009.

Note 3:	The number of ADS was calculated as 153,295,516 divided by 3.

Note 4:	The number of ADS was calculated as 210,440,081 divided by 3.

CHINA HYDROELECTRIC CORPORATION
Unaudited Condensed Consolidated Balance Sheets
(In US $ 000’s)

	As of December 31,	As of March 31,
	2009	2010
ASSETS
Current Assets:
Cash and cash equivalents	31,618	120,551
Accounts receivable (net of allowance for doubtful accounts of US$ nil as of March 31, 2009 and 2010)	8,434	17,665
Deferred tax assets	489	656
Amounts due from related parties	—	—
Amounts due from an equity investee	—	—
Prepayments and other current assets	4,582	16,464

Total current assets	45,123	155,336

Non-current Assets:
Deferred initial public offering cost	12,774	—
Property, plant and equipment, net	423,200	429,017
Intangible assets, net	4,513	4,479
Goodwill	107,824	107,825
Deferred tax assets	1,231	1,211
Other non-current assets	399	579

Total non-current assets	549,941	543,111

TOTAL ASSETS	595,064	698,447

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	1,305	2,126
Short-term loans	7,098	22,918
Current portion of long-term loans	56,809	54,187
Warrant liability	14,333	—
Amounts due to related parties	242	242
Deferred tax liabilities	1	12
Accrued expenses and other current liabilities	22,704	26,991

Total current liabilities	102,492	106,476

Non-current Liabilities:
Long-term loans	172,469	173,542
Deferred tax liabilities	18,805	18,903
Other non-current liabilities	104	137

Total non-current liabilities	191,378	192,582

Total liabilities	293,870	299,058

Convertible redeemable preferred shares
Series A (par value US$0.001 per share; 2,500,000 shares authorized; 152,193 shares issued and outstanding as of December 31, 2008 and 2009)	184,541	—
Series B (par value US$0.001 per share; 2,500,000 shares authorized; 129,000 shares issued and outstanding as of December 31, 2008 and 2009)	148,943	—

	As of December 31,	As of March 31,
	2009	2010
Series C (par value US$0.001 per share; 1,000,000 shares authorized; nil and 20,000 shares issued and outstanding as of December 31, 2008 and 2009)	20,356	—

Shareholders’ equity
Ordinary shares (par value US$0.001 per share, 130,000,000 and 400,000,000 shares authorized as of December 31, 2009 and March 31, 2010, respectively; 15,541,666 and 153,295,516 shares issued and outstanding as of December 31, 2009 and March 31, 2010, respectively)	16	154
Additional paid-in capital	36,251	495,187
Accumulated other comprehensive income	11,065	11,143
Accumulated deficit	(100,767)	(114,226)

Total China Hydroelectric Corporation Shareholders’ equity (deficit)	(53,435)	392,258

Noncontrolling interests	789	7,131

Total shareholders’ equity	(52,646)	399,389

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	595,064	698,447

CHINA HYDROELECTRIC CORPORATION
Adjusted EBITDA and Adjusted EBITDA Margin Measures

	Unaudited three months ended March 31,
	2009	2010
	(in US $ 000’s)
Net income (loss)	(2,246)	2,355
Interest expenses, net	2,501	3,191
Other non cash charges, including exchange loss(gain), change in fair value of derivative financial liabilities, and warrant liability	183	(355)
Income tax expenses (benefits)	(427)	1,055
Depreciation of property, plant and equipment	2,242	3,794
Amortizations of intangible assets	31	34

EBITDA, as adjusted	2,284	10,074

Revenue	4,593	15,821

EBITDA Margin, as adjusted	50%	64%

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization and certain non-cash charges including exchange loss, change in fair value of derivatives financial liabilities and warrant liability. We believe that EBITDA is widely used by other companies in the power industry and may be used by investors as a measure of the Company’s financial performance. Given the significant investments that we have made in net property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of the Company’s cost structure. We believe that EBITDA will provide a useful tool for comparability between periods because it eliminates depreciation and amortization expenses attributable to capital expenditures and business acquisitions. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.